UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.	CPFL GERAÇÃO DE ENERGIA S.A.
Publicly-held Company	Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF)	Corporate Taxpayer’s ID (CNPJ/MF)
02.429.144/0001-93	03.953.509/0001-47
Corporate Registry ID (NIRE) 35.300.186.133	Corporate Registry ID (NIRE) 35.300.179.595

CPFL CENTRAIS ELÉTRICAS S.A.	SEMESA S. A.
Closely-held Company	Closely-held Company
Corporate Taxpayer’s ID (CNPJ/MF)	Corporate Taxpayer’s ID (CNPJ/MF)
03.435.172/0001/86	04.354.636/0001-92
Corporate Registry ID (NIRE) 35.300.188.497	Corporate Registry ID (NIRE) 35.300.184.424

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia”), as the single shareholder of CPFL Geração de Energia S.A. (“CPFL Geração” or “Merging Company”), CPFL Centrais Elétricas S.A. (“CPFL Centrais Elétricas”) and SEMESA S.A. (“SEMESA”, and jointly with CPFL Centrais Elétricas, the “Merged Companies”), then, CPFL Geração, CPFL Centrais Elétricas and SEMESA, named together as “Companies”, pursuant to Paragraph 4 of Article 157 of Law no. 6,404/76 and Instructions 358/02 and 319/99 of the Brazilian Securities Commission (“CVM”), announce the following material facts to their shareholders and to the market in general:

1. Intended Operation. On February 28, 2007, the management of the Companies authorized the execution of the agreement “Protocol and Justification for the Merger of CPFL Centrais Elétricas S.A. and SEMESA S.A. by CPFL Geração de Energia S.A.” (“Protocol”), which sets forth the justifications and conditions for the mergers of CPFL Centrais Elétricas and SEMESA by CPFL Geração (“Mergers”). As a result, the Mergers carried out by CPFL Geração shall not cause capital stock increase, since CPFL Centrais Elétricas and SEMESA are wholly-owned subsidiaries of CPFL Geração and the Merged Companies will be wound up, occasion when CPFL Geração will become general successor of the Merged Companies, for all the aspects regarding their assets, rights and liabilities.

2. Corporate Structure. The Companies are part of the same corporate group.

The organization charts below reflect, in a simplified manner, the corporate structure of the Companies before and after the Mergers:

Structure before Mergers	Structure after Mergers

3. Justifications for the Mergers. The corporate restructuring implementation is justifiable, once it will simplify the current corporate structure of the Companies and allow the reduction of operating and administrative costs, mainly those related to legal and regulatory liabilities. Moreover, it will result in an improvement in the equity structure composition.

The merger process, purpose of the Protocol, is the suitable corporate operation for the achievement of the intended objectives. The corporate restructuring shall consist of the following operations: (i) the merger of CPFL Centrais Elétricas by CPFL Geração; and (ii) the merger of SEMESA by CPFL Geração.

4. Operation Costs. The expenses necessary for the execution of Mergers are estimated at R$100,000,00 (one hundred thousand reais) and shall be used in the procurement of specialized company in charge of the preparation of appraisal reports, in fees for attorney’s offices and in legal publications for the disclosure of announcements, notices and minutes involved in the legal process of Mergers.

5. Previous Corporate and Business Acts. At meeting of the Board of Executive Officers of CPFL Centrais Elétricas held on February 8, 2007, and at meetings of the Board of Directors of CPFL Energia, SEMESA and CPFL Geração held on February 28, 2007, the execution of the Protocol and of other documents related to the Mergers was approved, as well as the submission of the Mergers proposals to the analysis of the respective shareholders of the Companies.

The Mergers shall also be resolved in the General Shareholders’ Meetings of the Companies, which will be called and held pursuant to the current Law.

6. Appraisals

6.1. Net Equity Appraisal by Book and Economic Value: net equity of CPFL Centrais Elétricas and SEMESA was appraised by their respective book values as of December 31, 2006, according to appraisal reports prepared on January 26, 2007, by Deloitte Touche Tohmatsu Auditores Independentes, accounting professional corporation, with headquarters in the City of São Paulo, State of São Paulo, at Rua José Guerra, 127, registered in the Regional Accounting Council (CRC) under no. 2 SP 011609/O-8 and under Corporate Taxpayers’ ID (CNPJ/MF) no. 49.928.567/0001 -11. Net equity of CPFL Geração was appraised by its economic value on December 31, 2006, according to appraisal reports prepared on January 30, 2007, by Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda., with headquarters in the City of São Paulo, State of São Paulo, at Rua Flórida, 1758 – conj. 11, 1°. Andar, registered under CNPJ no. 05.534.178/0001 -36. Such appraisals were carried out pursuant to the criterion of calculation of the book and economic net equity value of the Companies, based on the balance sheets as of December 31, 2006, duly audited by the respective independent auditors of the Companies. The appraisal results of the book and economic net equity of the Companies are described in the table below:

Net Equity	Book Value		Economic Value
	CPFL Centrais Elétricas	SEMESA	CPFL Geração

Net Equity on December 31, 2006 (in R$)	141,895,525.37	83,557,954.80	2,524,110,000.00
Number of Preferred and Common Shares	135,345,776	69,632,529	205,487,715,793

7. Contingencies: CPFL Geração is not aware of the existence of not accounted loss contingencies to be assumed after Mergers.

8. Contracted Specialized Companies. Two companies were contracted by the management of the Companies involved in the Mergers: Deloitte Touche Tohmatsu Auditores Independentes, in charge of the appraisal of the book net equity of CPFL Centrais Elétricas and SEMESA, and Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda, responsible for the preparation of the net equity economic appraisal of CPFL Geração. Such companies have presented the appraisal reports referred to in item 6.1 above.

The aforementioned contracted specialized companies declare that there is no conflict or community of interests in Mergers known by the management.

9. Amendment to CPFL Geração Bylaws. Due to the intended Mergers, the Special General Meeting of CPFL Geração shall resolve on the amendment of its Bylaws, as per draft of CPFL Geração Bylaws, available for consultation at the addresses mentioned in the item 12 below.

10. Prior Approval by ANEEL. The proposals related to the intended Mergers were submitted to previous appraisal and approval by the Brazilian Electricity Regulatory Agency – ANEEL, and were approved by means of Resolution no. 766 of December 19, 2006 and Order no. 504 of February 28, 2007.

11. Prior Approval by BNDES. The realization of the General Shareholders’ Meeting expected for March 30, 2007, which will resolve on the merger, depends on the prior endorsement of the Brazilian Bank for Economic and Social Development – BNDES.

12. Documents for Consultation. The documents related to the Mergers at stake are available for examination in the City of Campinas, State of São Paulo, at Rodovia Campinas – Mogi Mirim, km 2,5, no. 1755 (part); in the Brazilian Securities Commission (at Rua Sete de Setembro, no. 111, 5° andar – Consultation Department – Rio de Janeiro/RJ or at Rua Cincinato Braga, no. 340, 2° a 4° andares – Ed. Delta Plaza – São Paulo/SP) and in its new website (www.cvm.gov.br); and at the São Paulo Stock Exchange – BOVESPA (at Rua XV de Novembro, no. 275 – São Paulo/SP) and in its website (www.bovespa.com.br).

São Paulo, March 14, 2007

CPFL ENERGIA S.A.
JOSÉ ANTONIO DE ALMEIDA FILIPPO
Chief Financial Officer and
Investor Relations Officer

     CPFL GERAÇÃO DE ENERGIA S.A.
JOSÉ ANTONIO DE ALMEIDA FILIPPO
Chief Financial Officer and
Investor Relations Officer

CPFL CENTRAIS ELÉTRICAS S.A
WILSON P. FERREIRA JUNIOR	MIGUEL NORMANDO ABDALLA SAAD
Chief Executive Officer	Vice Chief Generation Officer

SEMESA S.A
WILSON P. FERREIRA JUNIOR	MIGUEL NORMANDO ABDALLA SAAD
Chief Executive Officer	Technical Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.